Exhibit 3.1

ARES CAPITAL CORPORATION

FIRST AMENDMENT

TO SECOND AMENDED AND RESTATED BYLAWS

1.             The Second Amended and Restated Bylaws (the “Bylaws”) of Ares Capital Corporation, a Maryland corporation, are hereby amended by deleting therefrom the first sentence of Section 2 of Article III and inserting in lieu thereof a new sentence as follows:

At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than four nor more than eleven, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

2.             Except as set forth herein, the Bylaws shall remain in full force and effect.